

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2013

Via Email
Tracey A. Welsh
Senior Vice President, Chief Financial Officer and Treasurer
Community Shores Bank Corporation
1030 W. Norton Avenue
Muskegon, Michigan 49441

> **Re: Community Shores Bank Corporation**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 29, 2013**
> **File No. 000-51166**

Dear Ms. Welsh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 13. Certain Relationships and Related Transactions

1. In future filings, please identify the directors who are owners of 1030 Norton LLC.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3698 with any questions.

Sincerely,

/s/Mark S. Webb

Mark S. Webb
Legal Branch Chief